UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
10 December 2012

BOARD CHANGE: SENIOR INDEPENDENT DIRECTOR

Pearson today announces that Patrick Cescau, a non-executive director, will retire from the board on 31 December 2012. Patrick has been a non-executive director of Pearson since 2002 and senior independent director since 2010. Vivienne Cox, who joined the Pearson board as a non-executive director at the beginning of 2012, will become Pearson's senior independent director on 1 January 2013.

Vivienne Cox is also a non-executive director of Rio Tinto plc, BG, the UK Department for International Development and Vallourec. Previously, Vivienne worked for BP plc for 28 years in various senior roles including executive vice president and chief executive of BP's gas, power and renewables business.

Patrick Cescau, the former group chief executive of Unilever, is currently senior independent director of Tesco plc and a director of the International Consolidated Airlines Group and INSEAD. He will also become chairman of InterContinental Hotels Group plc at the beginning of 2013.

Pearson's chairman Glen Moreno said:

"The board joins me in thanking Patrick for his commitment and invaluable contribution to Pearson. He brought considerable experience in consumer products and finance, and vast knowledge of developing and emerging markets. His wisdom helped guide Pearson as the company navigated its digital transition and international expansion. Vivienne is a highly accomplished executive and non-executive director who will be a strong senior independent director for Pearson."

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith                 +44 (0)20 7010 2310

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 10 December 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary